As filed with the Securities and Exchange Commission on January 21, 2021
No. 333- 252297
United States Securities and Exchange Commission Washington, D.C. 20549
__________________
POST-EFFECTIVE AMENDMENT NO. 1 TO FORM S-1 REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 __________________
Primavera Capital Acquisition Corporation (Exact name of registrant as specified in its charter)
Cayman Islands (State or other jurisdiction of incorporation or organization)	6770 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No.)

41/F Gloucester Tower
15 Queen’s Road Central
Hong Kong
+852 3767 5100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

__________________

Maples Fiduciary Services (Delaware) Inc. 4001 Kennett Pike, Suite 302 Wilmington, Delaware 19807 (302) 300-4063
(Name, address, including zip code, and telephone number, including area code, of agent for service) __________________ Copies to:
Derek J. Dostal Deanna L. Kirkpatrick Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 Tel: (212) 450-4000	Howard Zhang Davis Polk & Wardwell LLP 2201 China World Office 2 1 Jian Guo Men Wai Avenue Chaoyang District Beijing, 100004 Tel: +86 10 8567 5000	Gregg Noel Michael Mies Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue Palo Alto, CA 94301 Tel: (650) 470-4500
Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective. __________________
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐
If this Form is filed to registered additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ File Number 333-252297
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Security(1)	Proposed Maximum Aggregate Offering Price(1)	Amount Of Registration Fee(6)
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-half of one redeemable warrant(2)	6,900,000 Units	$ 10.00	$ 69,000,000	$ 7,528
Class A ordinary shares included as part of the units(3)	6,900,000 Shares	―	―	― (4)
Redeemable warrants included as part of the units(3)	3,450,000 Warrants	―	―	― (4)
Total			$ 69,000,000	$ 7,528 (5)

(1)	Estimated solely for the purpose of calculating the registration fee.

(2)	Includes 900,000 units, consisting of 900,000 Class A ordinary shares and 450,000 redeemable warrants, which may be issued upon exercise of a 45-day option granted to the underwriters to cover over-allotments, if any.

(3)	Pursuant to Rule 416, there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from share sub-divisions, share dividends or similar transactions.

(4)	No fee pursuant to Rule 457(g)

(5)	The Registrant previously registered securities having a proposed maximum aggregate offering price of $345,000,000 on its Registration Statement on Form S-1, as amended (File No. 333-215917), which was declared effective by the Securities and Exchange Commission on January 21, 2021. In accordance with Rule 462(b) under the Securities Act, an additional number of securities having a proposed maximum offering price of $69,000,000 is hereby registered, which includes securities issuable upon the exercise of the underwriters’ over-allotment option.

(6)	The Registrant previously paid $44,781 in registration fees pursuant to its Confidential Draft Registration Statement on Form S-1, submitted to the SEC on July 24, 2020. The Registrant has a balance of $7,141.50 in its account after paying $37,639.50 pursuant to its previously registered securities having a proposed maximum aggregate offering price of $345,000,000 on its Registration Statement on Form S-1, as amended (File No. 333-215917), which was declared effective by the Securities and Exchange Commission on January 21, 2021.

This post-effective amendment shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) promulgated under the Securities Act.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 (the “Amendment”) relates to the Registrant’s Registration Statement on Form S-1 (File No. 333-252297), declared effective on January 21, 2021 by the Securities and Exchange Commission (the “Registration Statement”). The Registrant is filing this Amendment for the sole purpose of replacing Exhibits 5.1, 5.2, 23.1, 23.2 and 23.3 to the Registration Statement. This Amendment does not modify any provision of the Explanatory Note and Incorporation of Information by Reference or Part II of the Registration Statement other than Item 16(a) of Part II as set forth below.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 16. Exhibits and Financial Statement Schedules.

(a)       Exhibits.

Exhibit Number	Description
5.1	Opinion of Davis Polk & Wardwell LLP
5.2	Opinion of Maples and Calder, Cayman Islands counsel to the Registrant
23.1	Consent of WithumSmith+Brown, PC
23.2	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)
23.3	Consent of Maples and Calder (included in Exhibit 5.2)
24.1	Power of Attorney (included on signature page of the initial filing of Registration Statement on Form S-1, File No. 333-251917, initially filed on January 6, 2021)

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York, on the 21st day of January, 2021.

PRIMAVERA CAPITAL ACQUISITION CORPORATION

By:	/s/ Tong Chen
Name: Tong Chen
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Position	Date
/s/ Tong Chen	Chief Executive Officer
January 21, 2021
Tong Chen	(Principal Executive Officer)
/s/ Tong Chen	Chief Financial Officer
January 21, 2021
Tong Chen	(Principal Financial and Accounting Officer)

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this registration statement, solely in its capacity as the duly authorized representative of Primavera Capital Acquisition Corporation, in the City of New York, New York, on the 21st day of January, 2021.

U.S. DULY APPOINTED REPRESENTATIVE COGENCY GLOBAL INC.

By:	/s/ Colleen A. De Vries
	Name:	Colleen A. De Vries
	Title:	Senior Vice President